January 13, 2006

TSX-V: MAG

For Immediate Release

NR 06-03

MAG SILVER RESUMES DRILLING AT BATOPILAS

Vancouver, B.C. ...... MAG Silver Corp. (TSXV: MAG) announces that drilling has resumed at its 100% owned Batopilas Silver Project in Chihuahua State, Mexico.  MAG recently released drill results from Hole 02, which intersected 1.70 meters (5.6 feet) of 2,358 grams per tonne silver (75.8 ounces per ton). This is the continuation of the planned Phase One, 10 hole (2500 meter) program, initiated in late 2005.

The program is designed to test a combination of structural studies and electrical geophysical anomalies in areas previously not mined and to follow up on the intersection in Hole 02.

“The drill results from the first two holes of this program have confirmed the expected grade potential of the Batopilas district”, stated Dan MacInnis, President and CEO of MAG Silver. “It is clear that our exploration approach is working and is providing the results we had hoped for. We expect to complete phase one by the end of April.”

Qualified Person and Quality Assurance and Control: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and is supervising the drill program at Batopilas. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613).  Dr. Megaw is not independent as he is a shareholder of MAG Silver Corporation and is a vendor of two projects, other than Batopilas, whereby he may receive additional shares.

About MAG Silver Corp.:  MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG’s exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to the discovery of silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis" P.Geo.

Director

For further information on behalf of MAG Silver Corp. contact Gordon Neal
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

MAG Silver Corporation, Suite 328, 550 Burrard Street, Vancouver B.C., Canada V6C 2B5. Tel. 604-630-1399.
www.magsilver.com